EXHIBIT 99.1

NEW FOUND INTERCEPTS 3.2 G/T AU OVER 43.8M AND 10.3 G/T AU OVER 13M AT KEATS WEST & DEFINES A NEW GOLD DOMAIN AT COKES ZONE

Vancouver, BC, February 22, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 46 diamond drill holes that were completed as part of a drill program designed to test the Keats West Zone and follow-up on new gold mineralization identified at the Cokes Zone through reconnaissance and targeted drilling. Both prospects are located on the west side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1144[1]	53.65	69.90	16.25	4.28	Keats W
Including	53.65	54.35	0.70	11.16
Including	55.05	55.80	0.75	12.94
Including	61.85	62.85	1.00	15.90
Including	63.90	64.75	0.85	10.22
And[1]	74.05	83.05	9.00	2.97
NFGC-23-1708[1]	5.70	49.50	43.80	3.20	Keats W
Including	12.70	13.50	0.80	12.25
Including	34.00	35.20	1.20	34.47
Including	37.50	38.05	0.55	12.10
Including	49.15	49.50	0.35	25.40
NFGC-23-1713[1]	26.00	49.00	23.00	2.97	Keats W
Including	45.80	47.15	1.35	23.99
NFGC-23-1718[1]	9.85	14.15	4.30	4.75	Keats W
And	21.00	23.70	2.70	1.56
And	27.40	31.45	4.05	1.69
And	45.75	48.00	2.25	1.03
And	51.00	53.50	2.50	1.22
NFGC-23-1741[1]	9.00	22.00	13.00	10.27	Keats W
Including	16.10	17.20	1.10	98.15
And[1]	34.70	40.00	5.30	8.52
Including	36.75	37.55	0.80	47.30
And[1]	49.10	72.60	23.50	3.22
Including	71.75	72.60	0.85	57.10
NFGC-23-1745[1]	31.30	34.60	3.30	12.79	Keats W
Including	32.30	32.70	0.40	90.10
NFGC-23-1755[1]	50.85	53.00	2.15	16.84	Keats W
Including	51.55	52.10	0.55	62.20
NFGC-23-1765[1]	3.30	26.50	23.20	3.49	Keats W
Including	12.90	13.35	0.45	10.50
Including	14.30	15.00	0.70	15.95

Cokes Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1521[2]	38.60	51.05	12.45	2.21	Cokes
NFGC-23-1609[3]	39.90	53.40	13.50	2.75	Cokes
NFGC-23-1852[1]	17.10	30.60	13.50	1.94	Cokes
NFGC-23-1870[4]	15.45	26.55	11.10	1.76	Cokes
And[4]	36.60	45.15	8.55	2.54
And[1]	49.20	57.10	7.90	3.64
NFGC-23-1891[1]	35.60	47.40	11.80	4.33	Cokes

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Table 1: Keats West and Cokes Drilling Highlights

Note that the host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 40%-70%, and 10% to 40%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	Three of today’s highlight intervals were drilled into the westernmost extent of the Keats West zone, intercepting 3.49 g/t Au over 23.20m in NFGC-23-1765, 12.8 g/t Au over 3.30m in NFGC-23-1745, and 16.9 g/t Au over 2.15m in NFGC-23-1755. All three holes hit the structure shallowly starting between 2m and 35m vertical depth, indicating strong near-surface continuity of high-grade gold mineralization over a strike length of 315m at Keats West.

•	Further east, within the Keats West structure, additional results have been received from holes that were designed to test gaps left from the previous drilling campaign. Several thick intervals of high-grade mineralization were intercepted including the highlight intervals 3.20 g/t Au over 43.80m in NFGC-23-1708, 10.3 g/t Au over 13.00m, and 3.22 g/t Au over 23.50m in NFGC-23-1741, and 2.97 g/t Au over 23.00m in NFGC-23-1713.

•	Gold mineralization at Keats West is hosted by a low-angle thrust fault that dips gently to the south-southwest and has a drill-defined mineralized footprint spanning 305m long by 315m wide and starts at surface with all intercepts drilled to date occurring above 130m vertical depth. The zone has a cumulative average thickness of 30m.

•	At Cokes, a historic showing located 300m southwest of Keats West on the west side of the AFZ, drilling has successfully expanded upon the mineralized zone through a combination of grid and targeted drilling. A first-pass program conducted by New Found in 2021 returned encouraging results at Cokes including the highlight interval of 2.40 g/t over 23.70m in NFGC-21-157.

•	Today’s results expand the mineralized footprint at Cokes and define a low-angle and south-dipping gold mineralized structure that is very similar in orientation to the nearby Keats West. Several significant intervals were received including 4.33 g/t Au over 11.80m in NFGC-23-1891, 2.75 g/t Au over 13.50m in NFGC-23-1609, 3.64 g/t Au over 7.90m, 2.54 g/t Au over 8.55m and 1.76 g/t Au over 11.10m in NFGC-23-1870 that together span a domain 65m wide by 90m long. Additional drilling is required to understand the mineralizing controls in this area and to expand on this new discovery.

Melissa Render, VP of Exploration of New Found, stated: “Our second pass drilling at Cokes has enhanced our understanding of this zone and allowed us to hone into a higher-grade portion of the structure that was previously unknown. This success at Cokes is a great example of where it is often necessary to revisit areas and take a new approach or persist with the drill to produce an improved model that can allow for better targeting. Cokes is in good company with the Keats West structure located just 300m to the north. At Keats West, we are encouraged by today’s results testing the far western extents of the zone where it comes to the surface and continues to produce intervals of near-surface high-grade gold mineralization.”

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 1: Photos of mineralization, Left: at ~16.5m in NFGC-23-1741, Right: at ~34.2m in NFGC-23-1708

^Note that these photos are not intended to be representative of gold mineralization in NFGC-23-1708 and NFGC-23-1741.

Figure 2. Keats West and Cokes plan view map

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 3. Inclined 3D View (looking southwest)

Figure 4. AFZ West long section (looking northwest)

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

EVEREST
K2
HONEYPOT
JACKPOT
Glenwood
Appleton
LOTTO NORTH
MONTE CARLO
LOTTO
DOME
LITTLE
GOLDEN JOINT
ROAD
KEATS BASELINE FAULT ZONE
Figure2
KEATS WEST
ICEBERG EAST
COKES
ICEBERG
KEATS NORTH
KEATS
421
TCW
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
0
500
1,000m

Figure 5. Grouse - Everest plan view map

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1144[1]	18.45	25.30	6.85	1.74	Keats W
And[1]	32.00	34.00	2.00	1.66
And[1]	39.65	48.00	8.35	1.25
And[1]	53.65	69.90	16.25	4.28
Including	53.65	54.35	0.70	11.16
Including	55.05	55.80	0.75	12.94
Including	61.85	62.85	1.00	15.90
Including	63.90	64.75	0.85	10.22
And[1]	74.05	83.05	9.00	2.97
NFGC-23-1708[1]	5.70	49.50	43.80	3.20	Keats W
Including	12.70	13.50	0.80	12.25
Including	34.00	35.20	1.20	34.47
Including	37.50	38.05	0.55	12.10
Including	49.15	49.50	0.35	25.40
NFGC-23-1713[1]	26.00	49.00	23.00	2.97	Keats W
Including	45.80	47.15	1.35	23.99
And[1]	55.00	57.90	2.90	1.91
NFGC-23-1718[1]	9.85	14.15	4.30	4.75	Keats W
And[1]	21.00	23.70	2.70	1.56
And[1]	27.40	31.45	4.05	1.69
And[1]	45.75	48.00	2.25	1.03
And[1]	51.00	53.50	2.50	1.22
NFGC-23-1741[1]	9.00	22.00	13.00	10.27	Keats W
Including	16.10	17.20	1.10	98.15
And[1]	34.70	40.00	5.30	8.52
Including	36.75	37.55	0.80	47.30
And[1]	49.10	72.60	23.50	3.22
Including	71.75	72.60	0.85	57.10
NFGC-23-1745[1]	12.70	17.00	4.30	4.95	Keats W
Including	15.00	16.00	1.00	10.90
And[1]	31.30	34.60	3.30	12.79
Including	32.30	32.70	0.40	90.10
NFGC-23-1751[1]	2.30	5.80	3.50	2.03	Keats W
And[1]	11.40	16.40	5.00	1.50
NFGC-23-1755[1]	12.00	14.00	2.00	1.07	Keats W
And[1]	24.80	32.60	7.80	4.423
Including	27.30	27.70	0.40	17.65
And[1]	42.15	46.05	3.90	1.22
And[1]	50.85	53.00	2.15	16.84
Including	51.55	52.10	0.55	62.20
NFGC-23-1758	No Significant Values				Keats W
NFGC-23-1765[1]	3.30	26.50	23.20	3.49	Keats W
Including	12.90	13.35	0.45	10.50
Including	14.30	15.00	0.70	15.95
And[1]	32.55	35.00	2.45	1.02
And[1]	55.75	62.00	6.25	1.67

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-803[1]	85.00	88.00	3.00	2.07	Cokes
NFGC-22-819	No Significant Values				Cokes
NFGC-22-849	No Significant Values				Cokes
NFGC-22-857	No Significant Values				Cokes
NFGC-22-964[1]	29.00	31.40	2.40	2.18	Cokes
And[1]	35.55	37.60	2.05	1.17
And[1]	63.00	68.55	5.55	1.92
NFGC-23-1116	No Significant Values				Cokes
NFGC-23-1125[4]	14.00	16.45	2.45	1.85	Cokes
NFGC-23-1133	No Significant Values				Cokes
NFGC-23-1142	No Significant Values				Cokes
NFGC-23-1153	No Significant Values				Cokes
NFGC-23-1449[1]	19.10	21.70	2.60	1.05	Cokes
NFGC-23-1463[4]	13.00	17.25	4.25	1.29	Cokes
NFGC-23-1478	No Significant Values				Cokes
NFGC-23-1506	No Significant Values				Cokes
NFGC-23-1521[1]	12.05	14.20	2.15	4.27	Cokes
And[2]	38.60	51.05	12.45	2.21
And[2]	56.25	62.00	5.75	1.37
NFGC-23-1534	No Significant Values				Cokes
NFGC-23-1554[4]	66.65	68.80	2.15	1.80	Cokes
NFGC-23-1563	No Significant Values				Cokes
NFGC-23-1576	No Significant Values				Cokes
NFGC-23-1592	No Significant Values				Cokes
NFGC-23-1596[1]	8.95	11.30	2.35	1.64	Cokes
And[1]	17.00	19.40	2.40	1.25
And[1]	23.75	27.40	3.65	2.17
And[1]	43.15	51.95	8.80	1.48
NFGC-23-1603	No Significant Values				Cokes
NFGC-23-1609[3]	39.90	53.40	13.50	2.75	Cokes
NFGC-23-1835[1]	32.50	34.70	2.20	1.60	Cokes
NFGC-23-1842	No Significant Values				Cokes
NFGC-23-1846[4]	20.00	22.70	2.70	2.06	Cokes
And[2]	27.55	31.25	3.70	2.86
NFGC-23-1852[1]	17.10	30.60	13.50	1.94	Cokes
NFGC-23-1858	No Significant Values				Cokes
NFGC-23-1860	No Significant Values				Cokes
NFGC-23-1864	No Significant Values				Cokes
NFGC-23-1870[4]	15.45	26.55	11.10	1.76	Cokes
And[4]	36.60	45.15	8.55	2.54
And[1]	49.20	57.10	7.90	3.64
NFGC-23-1874[4]	36.6	39	2.4	1.23	Cokes
And[4]	75.50	77.75	2.25	1.12
NFGC-23-1885[4]	7.90	14.00	6.10	1.43	Cokes
And[4]	58.65	61.20	2.55	1.69
NFGC-23-1891[1]	35.60	47.40	11.80	4.33	Cokes
NFGC-24-2008	No Significant Values				Cokes
NFGC-24-2025[4]	8.80	12.00	3.20	1.11	Cokes
And[4]	21.50	23.50	2.00	1.17
And[4]	26.25	29.05	2.80	3.11

Table 2: Summary of composite results reported in this press release for Keats West and Cokes

Note that the host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-803	40	-45	243	657632	5427451	Cokes
NFGC-22-819	300	-45	123	657786	5427497	Cokes
NFGC-22-849	58	-61	237	657559	5427459	Cokes
NFGC-22-857	350	-67	192	657558	5427459	Cokes
NFGC-22-964	24	-45	203	657645	5427593	Cokes
NFGC-23-1116	20	-45	179	657496	5427557	Cokes
NFGC-23-1125	80	-45	227	657498	5427558	Cokes
NFGC-23-1133	20	-45	149	657470	5427633	Cokes
NFGC-23-1142	20	-45	296	657565	5427585	Cokes
NFGC-23-1144	58	-52	143	658006	5427991	Keats West
NFGC-23-1153	20	-45	185	657428	5427660	Cokes
NFGC-23-1449	345	-60	248	657568	5427724	Cokes
NFGC-23-1463	75	-45	251	657571	5427720	Cokes
NFGC-23-1478	75	-45	251	657641	5427797	Cokes
NFGC-23-1506	345	-60	257	657640	5427799	Cokes
NFGC-23-1521	75	-45	251	657706	5427645	Cokes
NFGC-23-1534	345	-60	248	657669	5427897	Cokes
NFGC-23-1554	75	-45	248	657670	5427897	Cokes
NFGC-23-1563	345	-60	260	657814	5427712	Cokes
NFGC-23-1576	345	-60	251	657889	5427612	Cokes
NFGC-23-1592	13	-45	47	657817	5427522	Cokes
NFGC-23-1596	335	-45	89	657705	5427646	Cokes
NFGC-23-1603	180	-82	119	657705	5427644	Cokes
NFGC-23-1609	120	-49	200	657706	5427643	Cokes
NFGC-23-1708	55	-55	86	658098	5428023	Keats West
NFGC-23-1713	352	-50	92	658080	5428016	Keats West
NFGC-23-1718	5	-45	95	658063	5428036	Keats West
NFGC-23-1741	45	-47.5	104	658067	5427983	Keats West
NFGC-23-1745	65	-67	71	657905	5428067	Keats West
NFGC-23-1751	65	-67	68	657861	5428087	Keats West
NFGC-23-1755	65	-50	87	657861	5428087	Keats West
NFGC-23-1758	220	-45	73	657860	5428087	Keats West
NFGC-23-1765	65	-67	68	657879	5428036	Keats West
NFGC-23-1835	335	-45	105	657773	5427570	Cokes
NFGC-23-1842	335	-45	138	657695	5427556	Cokes
NFGC-23-1846	75	-50	138	657735	5427672	Cokes
NFGC-23-1852	335	-45	87	657734	5427674	Cokes
NFGC-23-1858	45	-45	75	657776	5427695	Cokes
NFGC-23-1860	335	-45	87	657757	5427708	Cokes
NFGC-23-1864	335	-45	69	657701	5427697	Cokes
NFGC-23-1870	334	-45	95	657792	5427603	Cokes
NFGC-23-1874	51	-45.5	167	657788	5427498	Cokes
NFGC-23-1885	3	-70.5	113	657792	5427603	Cokes
NFGC-23-1891	37	-69	143	657772	5427571	Cokes
NFGC-24-2008	12	-69	137	657787	5427497	Cokes
NFGC-24-2025	335	-46	77	657673	5427673	Cokes

Table 3: Details of drill holes reported in this press release

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 2,100m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated February 22, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $53.5 million as of February 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC